United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2015

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

asd

VALE’S PERFORMANCE IN 2Q15 Further reducing costs and expenses – Iron ore C1 cash cost FOB port at US$ 15.8/t 1

www.vale.com rio@vale.com Tel.: (55 21) 3814-4540 InvestorRelations Rogério T. Nogueira André Figueiredo Carla Albano Miller Fernando Mascarenhas Andrea Gutman Bruno Siqueira Claudia Rodrigues Marcio Loures Penna Mariano Szachtman Department BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P HKEx: 6210, 6230 EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd. 2

Vale’sperformancein2Q15 Rio de Janeiro, July 30, 2015 – Vale S.A. (Vale) reached iron ore production of 85.3 Mt in 2Q15, the highest output for a second quarter in Vale’s history with Carajás production reaching 31.6 Mt, also a record for a second quarter. Gross revenues totaled US$ 7.084 billion in 2Q15, increasing US$ 726 million vs. 1Q15, as a result of higher sales volumes and better price realizations in spite of lower iron ore and nickel reference prices. Costs and expenses, net of depreciation charges, at US$ 4.937 billion in 2Q15 were in line with 1Q151, despite the growth in sales volumes, and decreased by US$ 1.630 billion2 in 1H15 vs. 1H14. Costs3 decreased by US$ 1.367 billion (13.8%) when compared to 1H14. SG&A4 and other expenses decreased by US$ 128 million5 (15.9%), R&D decreased by US$ 68 million (22.3%) and pre-operating and stoppage expenses6 decreased by US$ 67 million (15.8%) in 1H15 vs. 1H14. C17 cash cost FOB port per metric ton for iron ore fines ex-royalties reached US$ 15.8/t in 2Q15 vs. US$ 18.3/t in 1Q15, driven by the ongoing cost reduction initiatives and the ramp-ups of both the N4WS mine and some of the Itabirites projects. Adjusted EBITDA was US$ 2.213 billion, 38.1% higher than in 1Q15 mainly as a result of lower costs and higher sales volumes in most of the business segments, which impacted positively EBITDA by US$ 236 million and US$ 184 million, respectively. Capital expenditures amounted to US$ 2.119 billion in 2Q15 and US$ 4.329 billion in 1H15, decreasing US$ 727 million vs. 1H14. Investments in project execution totaled US$ 1.434 billion in 2Q15, while sustaining capex totaled US$ 685 million. Divestments accounted for US$ 445 million in 2Q15, as Vale concluded the sale of four very large ore carriers to China Ocean Shipping Company (Cosco). Net income was US$ 1.675 billion in 2Q15 against a net loss of US$ 3.118 billion in 1Q15. The US$ 4.793 billion improvement in net income was mostly driven by the non-cash effect 1 After adjusting for the positive impact of the goldstream transaction in 1Q15. 2 Amount is net of depreciation. Reduction calculated after adjusting for the US$ 230 million one-off positive impact from the goldstream transaction in 1Q15. 3 Net of depreciation. 4 Net of depreciation. 5 Net of the effect of the goldstream transaction. 6 Net of depreciation. 7 C1 cash cost at the port (mine, plant, railroad and port, before royalties) 3 on financial results of the 3% end to end appreciation of the BRL against the USD in 2Q15 versus the 21% depreciation of the BRL against the USD in 1Q15. Underlying earnings totaled US$ 973 million in 2Q15, against an underlying loss of US$ 678 million in 1Q15. Gross debt totaled US$ 29.773 billion as of June 30th, 2015, increasing US$ 1.286 billion from the debt position as of March 31st, 2015. Net debt totaled US$ 26.509 billion given a cash balance of US$ 3.264 billion. Average debt maturity was 8.4 years with an average cost of debt of 4.43% per annum. EBITDA from the Ferrous Minerals business segment increased with higher realized prices and further reductions in costs and expenses • Adjusted EBITDA for Ferrous Minerals reached US$ 1.811 billion in 2Q15, representing an increase of US$ 784 million from the US$ 1.027 billion recorded in 1Q15, mainly as a result of higher realized prices (US$ 216 million), higher volumes (US$ 171 million), and lower costs (US$ 173 million). • Adjusted EBITDA exceeded total capex in the Ferrous Minerals business segment by US$ 534 million in 2Q15 vs. a negative US$ 455 million in 1Q15. • Vale’s CFR dmt reference price for iron ore fines (ex-ROM) increased by US$ 3.3/t from US$ 58.2/t in 1Q15 to US$ 61.5/t in 2Q15. Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) after adjusting for moisture and the effect of FOB sales on 38% of the total sales volumes increased by US$ 4.6/t from US$ 46.0/t per metric ton in 1Q15 to US$ 50.6/t in 2Q15. This US$ 4.6/t increase was higher than the US$ 4.0/t decrease in the average Platts IODEX 62% which came down from US$ 62.4/t (CFR China) in 1Q15 to US$ 58.4/t in 2Q15. Product quality measured by Fe content improved from 63.0% in 1Q15 to 63.2% in 2Q15 mostly due to the ramp-ups of the N4WS mine and the Itabirites projects. • Unit cash costs and expenses (adjusted for quality and moisture) landed in China reduced from US$ 43.4/t in 1Q15 to US$ 39.1/t in 2Q15 for iron ore fines on a dry metric ton (dmt) basis. • • Carajás production costs FOB port amounted to less than US$ 12/t in June 2015. • Unit freight cost for iron ore, ex-hedge impact of US$ 2.0/t, was US$ 16.8/t in 2Q15 vs. US$ 17.2/t in 1Q15, driven by the renegotiation of chartering contracts. • Sustaining capex for iron ore fines totaled US$ 262 million (US$ 4.1/ wmt) in 2Q15. 4

• Physical progress on the S11D mine and plant project reached 67% whilst the physical progress at CLN S11D, railway and port, achieved 41%, with 62% on the railway spur. EBITDA from the Base Metals business segment decreased with lower nickel prices Sales revenues totaled US$ 1.648 billion in 2Q15, US$ 62 million lower than in 1Q15 mainly as a result of lower nickel prices. • • Adjusted EBITDA was US$ 406 million in 2Q15, having improved by US$ 43 million after deducting the effects of the goldstream transaction (US$ 230 million) in 1Q15 and of the lower prices (US$ 85 million) in 2Q15. • Production of nickel at 67,100 t in 2Q15, was in line with the previous quarter, despite production interruptions in Sudbury and planned maintenance shutdowns in Indonesia and New Caledonia. Production of copper and gold reached 104,900 t and 100,000 oz in 2Q15, respectively, the best performance for a second quarter. • • Salobo reached US$ 119 million in EBITDA, a record for a quarter, as the operation continues its ramp-up. EBITDA from the Coal and Fertilizers business segments improved further driven by lower costs and lower expenses Adjusted EBITDA for Fertilizers increased to US$ 163 million in 2Q15 from US$ 90 million in 1Q15 mainly driven by lower costs (US$ 33 million8), higher sales volumes (US$ 23 million) and lower expenses (US$ 15 million). • • Adjusted EBITDA for Fertilizers totaled US$ 253 million in 1H15 vs. US$ 107 million in 1H14, creating a positive expectation for 2H15 alongside the upcoming crop season. • Adjusted EBITDA for coal improved to a negative US$ 102 million in 2Q15 vs. a negative US$ 128 million in 1Q15, mainly as a result of lower costs9 (US$ 55 million), despite the lower coal prices, which negatively impacted results by US$ 18 million. • Coal costs decreased driven by lower FOB costs in Mozambique and the good operational performance of Carborough Downs. 8 After adjusting for the effects of higher volumes. 9 Net effect on costs, after adjusting the volume and exchange rate impacts 5

- Moatize II reached 93% of physical progress in 2Q15 with a capital expenditure of US$ 172 million in 2Q15 while the Nacala Corridor reached 89% physical progress with capital expenditures of US$ 206 million in 2Q15.

2Q15 was marked by a substantial reduction in cash costs, especially in iron ore, and by further progress in the implementation of our project portfolio, laying down the foundations of an even more competitive and profitable company in the near future.

Selected financial indicators

US$ million	2Q15 (A)	1Q15 (B)	2Q14 (C)	% (A/B)	% (A/C)
Gross operating revenues	7,084	6,358	10,079	11.4	(29.7)
Net operating revenues	6,965	6,240	9,902	11.6	(29.7)
Adjusted EBIT	1,040	540	2,995	92.6	(65.3)
Adjusted EBIT margin (%)	14.9	8.7	30.2		
Adjusted EBITDA	2,213	1,602	4,104	38.1	(46.1)
Adjusted EBITDA margin (%)	31.8	25.7	41.4		
Net income (loss)	1,675	(3,118)	1,428	(153.7)	17.3
Underlying earnings	973	(678)	1,959	(241.7)	(50.9)
Underlying earnings per share on a fully diluted basis (US$ / share)	0.19	(0.13)	0.38	(239.3)	(51.8)
Total gross debt	29,773	28,487	30,257	4.5	(1.6)
Cash and cash equivalent	3,264	3,685	7,067	(11.4)	(53.8)
Total Net Debt	26,509	24,802	23,190	6.9	14.3
Total gross debt/ adjusted EBITDA (x)	3.3	2.6	1.5	26.5	125.2
Capital expenditures	2,119	2,210	2,469	(4.1)	(14.2)

US$ million	1H15 (A)	1H14 (B)	% (A/B)
Gross operating revenues	13,442	19,761	(32.0)
Net operating revenues	13,205	19,405	(32.0)
Adjusted EBIT	1,580	6,016	(73.7)
Adjusted EBIT margin (%)	12.0	31.0	
Adjusted EBITDA	3,815	8,162	(53.3)
Underlying earnings	295	4,004	(92.9)
Underlying earnings per share on a fully diluted basis (US$ / share)	0.06	0.78	(93.3)
Capital expenditures	4,328	5,056	(14.4)

6

VALE

Operating revenues

Gross operating revenues in 2Q15 were US$ 7.084 billion, 11.4% higher than in 1Q15. The increase in sales revenues was mainly due to higher realized prices of iron ore fines (US$ 310 million) and higher volumes of iron ore fines (US$ 359 million) and pellets (US$ 87 million).

Sales to Asia represented 51.1% of total gross revenues in 2Q15, increasing from the 47.4% share of sales revenues recorded in 1Q15. Sales to the Americas represented 26.2% of total sales, while sales to Europe represented 18.0% and sales to the Middle East 4.0%.

Sales to China represented 36.5% of total gross revenues in 2Q15, while Brazil represented 16.4%, Japan 5.9%, Germany 5.4%, Canada 4.7%, the United States 3.4% and South Korea 2.6%.

Gross operating revenue by destination

US$ million	2Q15	%	1Q15	%	2Q14	%
North America	**583**	**8.2**	**566**	**8.9**	**643**	**6.4**
USA	241	3.4	257	4.0	371	3.7
Canada	332	4.7	305	4.8	269	2.7
Mexico	9	0.1	4	0.1	3	-
South America	**1,273**	**18.0**	**1,280**	**20.1**	**1,839**	**18.2**
Brazil	1,159	16.4	1,175	18.5	1,648	16.3
Others	114	1.6	106	1.7	192	1.9
Asia	**3,618**	**51.1**	**3,013**	**47.4**	**5,389**	**53.5**
China	2,584	36.5	1,776	27.9	3,555	35.3
Japan	417	5.9	582	9.2	996	9.9
South Korea	184	2.6	249	3.9	448	4.4
Others	433	6.1	406	6.4	390	3.9
Europe	**1,276**	**18.0**	**1,127**	**17.7**	**1,750**	**17.4**
Germany	381	5.4	368	5.8	567	5.6
Italy	115	1.6	130	2.1	199	2.0
Others	780	11.0	629	9.9	984	9.8
Middle East	**286**	**4.0**	**286**	**4.5**	**281**	**2.8**
Rest of the World	**47**	**0.7**	**86**	**1.4**	**177**	**1.8**
Total	**7,084**	**100.0**	**6,358**	**100.0**	**10,079**	**100.0**

The Ferrous Minerals business segment accounted for 65.2% of our gross operating revenues in 2Q15, compared to 62.1% in 1Q15. The increase was mainly driven by the higher iron ore and pellets realized sales prices and volumes. The Base Metals business segment decreased its share in gross revenues to 23.3% in 2Q15 from 26.9% in 1Q15 mainly driven by lower nickel prices, while Fertilizers continued to increase its share to 8.7% in 2Q15 from 8.1% in 1Q15 and Coal slightly decrease its share to 2.1%.

7

VALE

Gross operating revenue by business areas

US$ million	2Q15	%	1Q15	%	2Q14	%
Ferrous Minerals	**4,622**	**65.3**	**3,947**	**62.1**	**7,053**	**70.0**
Iron ore fines	3,403	48.0	2,734	43.0	5,391	53.5
ROM	37	0.5	32	0.5	69	0.7
Pellets	1,003	14.2	999	15.7	1,289	12.8
Manganese ore	32	0.5	41	0.6	63	0.6
Ferroalloys	29	0.4	39	0.6	59	0.6
Others	118	1.7	102	1.6	182	1.8
Coal	**146**	**2.1**	**145**	**2.3**	**201**	**2.0**
Metallurgical coal	137	1.9	129	2.0	196	1.9
Thermal coal	9	0.1	16	0.3	5	-
Base Metals	**1,648**	**23.3**	**1,710**	**26.9**	**1,889**	**18.7**
Nickel	874	12.3	971	15.3	1,188	11.8
Copper	483	6.8	464	7.3	482	4.8
PGMs	125	1.8	125	2.0	115	1.1
Gold	128	1.8	113	1.8	87	0.9
Silver	7	0.1	8	0.1	10	0.1
Others	31	0.4	29	0.5	7	0.1
Fertilizer nutrients	**614**	**8.7**	**513**	**8.1**	**661**	**6.6**
Potash	34	0.5	33	0.5	38	0.4
Phosphates	470	6.6	373	5.9	492	4.9
Nitrogen	94	1.3	93	1.5	102	1.0
Others	16	0.2	14	0.2	29	0.3
Others	**54**	**0.8**	**43**	**0.7**	**276**	**2.7**
Total	7,084	100.0	6,358	100.0	10,079	100.0

8

Costs and expenses

Costs and expenses increased to US$ 5.925 billion in 2Q15 from the US$ 5.700 billion recorded in 1Q15, mainly due to the positive one-off effect of the US$ 230 million stemming from the goldstream transaction recorded as revenues in "other operating expenses" in 1Q15. Excluding this positive one-off effect in 1Q15, costs and expenses remained stable, despite the increase in sales volumes in 2Q15.

Costs and expenses

US$ million	2Q15	1Q15	2Q14
Costs	5,186	5,168	6,081
Expenses	739	532[1]	826
Total costs and expenses	**5,925**	**5,700[1]**	**6,907**
Depreciation	988	1,035	901
Costs and expenses ex-depreciation	**4,937**	**4,665[1]**	**6,006**

[1] Includes US$ 230 million from the goldstream transaction

COST OF GOODS SOLD (COGS)

COGS[10] totaled US$ 5.186 billion in 2Q15, remaining in line with the US$ 5.168 billion recorded in 1Q15, despite the increase in sales volumes in most of the business segments in 2Q15. Ferrous Minerals costs decreased by US$ 30 million, Base Metals costs decreased by US$ 23 million, while Fertilizers costs increased by US$ 42 million and Coal costs increased by US$ 24 million in 2Q15 vs. 1Q15.

After adjusting for the effects of higher sales volumes, costs decreased by US$ 342 million in 2Q15 vs. 1Q15. The cost reductions were mostly driven by the depreciation of the BRL against the USD and by the positive results of cost reduction initiatives, especially in the Ferrous Minerals business segment, supported by the ramp-ups of the N4WS, the Conceição I and the Vargem Grande Itabirites projects.

COGS totaled US$ 10.354 billion in 1H15, reducing US$ 1.3 billion in comparison with the US$ 11.671 billion recorded in 1H14, despite the increase in volumes in most of the business segments. Ferrous Minerals costs decreased by US$ 652 million, Fertilizers costs decreased by US$ 279 million and Coal costs decreased by US$ 148 million, while Base Metals costs increased by US$ 67 million in 1H15 versus 1H14, due to higher depreciation associated with the start-up of the Long Harbour processing plant.

Further details on cost performance are provided in the "Performance of the Business Segments" section.

[10] COGS currency exposure in 2Q15 was made up as follows: 51% Brazilian Reais, 34% US dollar, 13% Canadian dollar,1% Australian dollar and 1% other currencies.

9

COGS by business

US$ million	2Q15	%	1Q15	%	2Q14	%
Ferrous minerals	3,035	58.5	3,065	59.3	3,549	58.4
Base metals	1,442	27.8	1,465	28.3	1,440	23.7
Coal	233	4.5	209	4.0	314	5.2
Fertilizers	441	8.5	399	7.7	599	9.8
Other products	35	0.7	31	0.6	179	2.9
Total COGS	**5,186**	**100.0**	**5,168**	**100.0**	**6,081**	**100.0**
Depreciation	882		912		802	
COGS, ex-depreciation	**4,304**		**4,257**		**5,279**	

EXPENSES

Total expenses increased to US$ 739 million in 2Q15 from the US$ 532 million recorded in 1Q15, mainly due to the positive one-off effect of the US$ 230 million stemming from the goldstream transaction recorded as revenues in "other operating expenses" in 1Q15. Excluding this positive one-off effect in 1Q15, expenses were down 3.0%. Total expenses decreased by 10.5% in 2Q15 from the US$ 826 million recorded in 2Q14.

SG&A decreased to US$ 159 million in 2Q15, representing an 18.5% decrease from the US$ 195 million recorded in 1Q15, and a 32.9% decrease from the US$ 237 million recorded in 2Q14. SG&A expenses decreased across all of the business segments.

R&D expenses totaled US$ 118 million in 2Q15, remaining stable in comparison with the US$ 119 million recorded in 1Q15, and decreasing 26.3% from the US$ 160 million recorded in 2Q14. R&D expenses were mostly concentrated in iron ore and pellets (US$ 38 million) and nickel (US$ 23 million).

Pre-operating and stoppage expenses totaled US$ 259 million in 2Q15, in line with the US$ 264 million registered in 1Q15, and with the US$ 264 million recorded in 2Q14. Lower expenses at Long Harbour in the 2Q15 were offset by an increase in VNC expenses resulting from the scheduled maintenance stoppage.

Other operating expenses increased to US$ 203 million in 2Q15, from US$ 184 million in 1Q15, after deducting the above-mentioned one-off positive effect of the goldstream transaction (US$ 230 million), and from US$ 165 million in 2Q14, due to additional provisions for contingencies and losses.

Total expenses decreased to US$ 1.271 billion in 1H15, from the US$ 1.718 billion recorded in 1H14. After deducting the positive one-off effect of US$ 230 million from the goldstream transaction recorded in 1Q15, expenses were down 12.6%.

10

VALE

Expenses

US$ million	2Q15	%	1Q15	%	2Q14	%
SG&A ex-depreciation	125		165		185	
SG&A	159	21.5	195	36.6	237	28.7
Administrative	151	20.4	170	31.9	221	26.8
Personnel	74	10.0	82	15.4	100	12.1
Services	26	3.5	28	5.3	48	5.8
Depreciation	34	4.6	30	5.6	52	6.3
Others	17	2.3	30	5.6	21	2.5
Selling	8	1.1	25	4.7	16	1.9
R&D	118	16	119	22	160	19
Pre-operating and stoppage expenses[1]	259	35	264	50	264	32
VNC	116	15.7	88	16.5	150	18.2
Long Harbour	68	9.2	98	18.4	28	3.4
S11D	14	1.9	13	2.4	-	-
Moatize	11	1.5	12	2.3	-	-
Others	50	6.8	53	10.0	86	10.4
Other operating expenses[2]	203	27	(46)	(9)	165	20
Total Expenses	739	100	532	100	826	100
Depreciation	106		124		99	
Expenses ex-depreciation	633		408		727	

[1] Includes US$ 72 million of depreciation charges in 2Q15, US$ 93 million in 1Q15 and US$ 47 million in 2Q14.

[2] Include one-off effects of US$ 230 million from the gold stream transaction in 1Q15, which reduced other expenses.

11

Adjusted earnings before interest, taxes depreciation and amortization

Adjusted EBITDA was US$ 2.213 billion, 38.1% higher than in 1Q15 mainly as a result of lower costs and higher sales volumes in most of the business segments, which impacted EBITDA positively by US$ 236 million and US$ 184 million, respectively. Adjusted EBITDA margin was 31.8% in 2Q15.

Adjusted EBIT was US$ 1.040 billion in 2Q15, being US$ 500 million higher than in 1Q15.

Adjusted EBITDA

US$ million	2Q15	1Q15	2Q14
Gross operating revenues	7,084	6,358	10,079
Net operating revenues	6,965	6,240	9,902
COGS	(5,186)	(5,168)	(6,081)
SG&A	(159)	(195)	(237)
Research and development	(118)	(119)	(160)
Pre-operating and stoppage expenses	(259)	(264)	(264)
Other operational expenses	(203)	46	(165)
Adjusted EBIT	**1,040**	**540**	**2,995**
Depreciation, amortization & depletion	988	1,035	901
Dividends received	185	27	208
Adjusted EBITDA	**2,213**	**1,602**	**4,104**

Adjusted EBITDA by business area

US$ million	2Q15	1Q15	2Q14
Ferrous minerals	1,811	1,027	3,604
Coal	(102)	(128)	(154)
Base metals	406	678	609
Fertilizer nutrients	163	90	72
Others	(65)	(65)	(27)
Total	**2,213**	**1,602**	**4,104**

12

Net income Vale posted net income of US$ 1.675 billion in 2Q15 compared to a net loss of US$ 3.118 billion in 1Q15. The US$ 4.793 billion improvement in net income was mostly driven by the effect on financial results of the end to end 3% appreciation of the BRL against the USD in 2Q15 vs. the end to end 21% depreciation of the BRL against the USD in 1Q15. Underlying earnings totaled US$ 973 million after excluding the following one-off effects: (i) foreign exchange and monetary variation gain (US$ 482 million); (ii) currency and interest rate swap gain (US$ 243 million); (iii) gain on the mark-to-market of shareholder debentures (US$ 361 million); (iv) loss on the sale of four very large ore carriers corresponding to capitalized interests not included in the sale agreement (-US$ 55 million); (v) gain on the sale of our participation in Yankuang, a producer of coking coal, methanol and other products (US$ 79 million); (vi) loss on financial instruments fair value valuation (-US$ 18 million); and (vii) tax adjustments on the above referred items (-US$ 396 million). Net financial results showed a gain of US$ 532 million in 2Q15, compared to a loss of US$ 4.510 billion in 1Q15. The main components of net financial results include: (i) financial expenses (US$ 215 million), (ii) financial revenues (US$ 30 million), (iii) foreign exchange and monetary gains (US$ 482 million) and (iv) gains on derivatives (US$ 235 million), composed mainly of a gain of US$ 243 million due to currency swap gains. Differently from the depreciation of the BRL vs. the USD of 21% throughout 1Q15 which led to a US$ 4.180 billion financial loss, the 3% appreciation of the BRL11 against the USD in 2Q15 led to a US$ 764 million12 gain, of which US$ 521 million came from the net of the US$ 16.182 billion of USD denominated liabilities and USD denominated assets recorded in Vale’s (parent company) financial statements and US$ 243 million13 came from the mark-to-market of the swap transactions implemented to convert debt instruments into USD. 11 From 3.20 in 1Q15 to 3.10 BRL/USD in 2Q15 12 Also impacted by the appreciation of 4% of the Euro against the US Dollar throughout 2Q15 13 Also impacted by the appreciation of 4% of the Euro against the US Dollar throughout 2Q15 13

Equity income from affiliated companies Equity income from affiliated companies was positive in US$ 218 million in 2Q15, reverting the negative result of US$ 271 million recorded in 1Q15. The main contributors to Vale’s equity income were Samarco (US$ 126 million), the leased pelletizing companies in Tubarão (US$ 27 million), VLI (US$ 22 million), MRS (US$ 15 million) and CSP (US$ 54 million). CSA 14 Effects of currency price volatilityonVale’sfinancial performance In 2Q15, from end to end, the Brazilian Real (BRL) appreciated 3.0% against the US Dollar (USD) from BRL 3.20/ USD as of March 31st, 2015 to BRL 3.10/ USD as of June 30th, 2015. On a quarterly average, the exchange rate depreciated by 6.9%, from an average BRL 2.87/ USD in 1Q15 to an average BRL 3.07/USD in 2Q15. Although Vale reports its financial performance in USD, the BRL depreciation impacts its results since the functional currency of Vale’s parent company, Vale S. A., is the BRL. The end to end appreciation of the BRL against the USD and other currencies caused mainly non-cash gains of US$ 764 million on our earnings before taxes in 2Q15, driven by its impact on: •The net of the USD and other currencies denominated liabilities and the USD and other currencies denominated assets (accounts receivable, cash etc) – which amounted to a gain of US$ 521 million in 2Q15, recorded in the financial statements as "Foreign exchange and monetary variation". •The forward and swaps derivatives that are used to reduce the volatility of our cash flows in USD. In 2Q15, the changes in fair value and the settlements of the currency swaps from the BRL and other currencies to the USD caused one-off gains of US$ 243 million. The BRL depreciation on a quarterly average had positive impacts on our cash flows. In 2Q15 most of our revenues were denominated in USD, while our COGS were 51% denominated in BRL, 34% in USD and 13% in Canadian dollars (CAD) and about 75% of our capital expenditures were denominated in BRL. The depreciation of the BRL and of other currencies in 2Q15 reduced our COGS by US$ 161 million.

contributed negatively to Vale's equity income (US$ 31 million) alongside Teal Minerals (US$ 17 million).

Underlying earnings

US$ million	2Q15	1Q15	2Q14
Underlying earnings	**973**	**(678)**	**1,959**
Items excluded from basic earnings			
Impairment on assets	-	-	(774)
Gain (loss) on fair value on non-current assets	(55)	193	-
Shareholders Debentures	361	275	(268)
Foreign exchange and monetary variation	482	(3,019)	484
Currency and interest rate swaps	243	(1,263)	363
Fair value on financial instruments	(18)		
Gain (loss) on sale of investments	79	18	(18)
Tax effects of Impairment	-	-	(127)
Income tax over excluded items	(390)	1,356	(191)
Net Income (loss)	**1,675**	**(3,118)**	**1,428**

Financial results

US$ million	2Q15	1Q15	2Q14
Gross interest[1]	(228)	(195)	(400)
Tax and labour contingencies	(17)	(34)	(35)
Others[2]	174	154	(368)
Financial expenses (REFIS)	(144)	(144)	(180)
Financial expenses	**(215)**	**(219)**	**(983)**
Financial income	**30**	**68**	**72**
Currency and interest rate swaps	243	(1,263)	363
Others (bunker oil, commodities, etc)	(8)	(77)	5
Derivatives	**235**	**(1,340)**	**368**
Foreign exchange	**521**	**(2,917)**	**489**
Monetary variation	**(39)**	**(102)**	**(5)**
Financial result, net	**532**	**(4,510)**	**(59)**

[1] The capitalization of interest over assets under construction amounted to US$ 177 million in 2Q15 and US$ 195 million in 1Q15.

[2] Other financial expenses include the mark-to-market of shareholder debentures which amounted to US$ 361 million in 2Q15, US$ 275 million in 1Q15 and -US$ 268 million in 2Q14.

15

VALE

Investments Capital expenditures totaled US$ 2.119 billion in 2Q15 with US$ 1.434 billion in project execution and US$ 685 million in sustaining, totaling US$ 4.329 billion in 1H15 with US$ 2.950 billion in project execution and US$ 1.379 billion in sustaining. Capital expenditures decreased US$ 727 million in 1H15 vs. the US$ 5.056 billion spent in 1H14. Total capital expenditures by business area Ferrous Minerals 1,277 60.3 1,482 67.1 1,302 52.7 Base Metals 372 17.5 281 12.7 338 13.7 Power Generation 24 1.1 28 1.3 23 0.9 Others 1 - 2 0.1 76 3.1 Project execution Vale’s investments in project execution decreased from US$ 1.563 billion in 2Q14 to US$ 1.434 billion in 2Q15. Ferrous Minerals accounted for about 70% and Coal accounted for 27% of the total investments in project execution. Project execution by business area Ferrous Minerals 1,001 69.9 1,104 72.8 823 52.6 Base Metals 11 0.8 17 1.1 80 5.1 Power Generation 24 1.7 28 1.8 23 1.5 FERROUS MINERALS About 95% of the US$ 1.001 billion invested in Ferrous Minerals in 2Q15 relates to growth initiatives in iron ore, namely the S11D project and the expansion of its associated infrastructure (US$ 786 million) and the Itabiritos projects (US$ 162 million). S11D (including mine, plant and associated logistics – CLN S11D) advanced as planned and reached combined physical progress of 53% in 2Q15 with 67% progress at the mine site and 41% at the logistic sites. The transportation of the modules to the area of the beneficiation plant reached 61% completion and the assembly of the mine substation electrocentres is ongoing. The railway spur reached 62% physical progress and the off-shore pile-driving in the north berth reached 75% physical progress. 16 Steel60.470.5785.0 Total1,434100.01,516100.01,563100.0 Fertilizer Nutrients70.5130.9150.9 Coal38426.834622.854634.9 US$ million2Q15%1Q15%2Q14% Total2,119100.02,210100.02,469100.0 Steel60.370.3783.1 Fertilizer Nutrients492.3562.5652.6 Coal38918.335416.058723.8 US$ million2Q15%1Q15%2Q14%

Capital expenditures for the Itabiritos projects totaled US$ 162 million in 2Q15. The commissioning of the Cauê Itabiritos project was initiated, with the assembly of the modules of the plant substation concluded. The Conceição Itabiritos II, with nominal capacity of 13 Mtpy of pellet feed and 6 Mtpy of sinter feed is in the process of ramp-up. The project was delivered on time and on budget, with total investments of US$ 964 million at this point. COAL Vale invested US$ 172 million in the Moatize II project and US$ 206 million in the Nacala Logistics Corridor in 2Q15. Moatize II achieved 93% physical progress with 89% physical progress in the electromechanical assembly and the tie-ins executed during the quarter as planned. The brownfield sections of the railway are still being revamped with 74% physical progress and the start-up is scheduled for 3Q15. The port expansion at Nacala-à-Velha was concluded with all essential equipment to the start-up commissioned. 17

Description and status of main projects

Project	Description	Capacity (Mtpy)	Status
Ferrous Minerals projects			
Carajás Serra Sul S11D	• Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil.	90	• Transportation of the modules to the plant area reached 61% completion. • Assembly of the mine substation electrocenters initiated. • Delivery of the Mobile Transfer Crawler (MTC) – of the truckless system – concluded.
CLN S11D	• Duplication of 570 km railway, with construction of rail spur of 101 km. Acquisition of wagons, locomotives, and onshore and offshore expansions at PDM maritime terminal.	(80)[a]	• Foundation work on the PDM port expansion ongoing – pile driving in the off-shore north berth reached 75% physical progress. • Onshore expansion – civil works and electromechanical assembly ongoing. • Railway spur reached 62% physical progress.
Cauê Itabiritos	• Adaptation of the plant to process low-grade itabirites from the Minas do Meio, located in the Southeastern System, Minas Gerais, Brazil	24 (4)[a]	• Commissioning of the project initiated. • Assembly of modules of the plant substation concluded.
CSP[b]	• Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil.	1.5	• Assembly of the steel structure reached 84% physical progress.
Coal Projects			
Moatize II	• New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique.	11	• Electromechanical assembly reached 89% physical progress. • Cold commissioning of the primary crushing system completed.
Nacala Corridor	• Railway and port infrastructure connecting the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique.	18	• Construction of the Nacala-à-Velha port concluded, with all essential equipment to the start-up commissioned. • Revamp of the brownfield sections of the railway reached 74% physical progress.

[a] Net additional capacity

[b] Relative to Vale's stake in the project

18

VALE

Progress indicators[14]

Project	Capacity (Mtpy)	Estimated start-up	Executed capex (US$ million)		Estimated capex (US$ million)		Physical progress
			2015	Total	2015	Total	
Ferrous Minerals projects							
Carajás Serra Sul S11D	90	2H16	568	4,060	1,321	6,878[c]	67%
CLN S11D	230 (80)[b]	1H14 to 2H18	924	3,577	2,375	9,484[d]	41%
Cauê Itabiritos	24 (4)[b]	2H15	139	825	350	1,317[e]	86%
CSP[a]	1.5	1H16	-	1,055	185	1,224[f]	87%
Coal projects							
Moatize II	11	2H15	289	1,673	629	2,068	93%
Nacala Corridor[g]	18	2H14	431	3,324	648	4,444	89%

[a] Relative to Vale's stake in the project.

[b] Net additional capacity.

[c] Original capex budget of US$ 8.089 billion.

[d] Original capex budget of US$ 11.582 billion.

[e] Original capex budget of US$ 1.504 billion.

[f] Original capex of US$ 2.734 billion; Out of the original capex - US$ 1.491 billion financed directly by the CSP project.

[g] The greenfield sections of the project concluded; brownfield sections concluding revamp.

The start-up of the CSP project was delayed from the 2H15 to the 1H16 due to labor strikes, the termination of a sub-contract and customs clearance delays.

Sustaining capex

Sustaining capital expenditures amounted to US$ 685 million in 2Q15, a decrease of US$ 221 million when compared to 2Q14. Base Metals accounted for 53% and Ferrous Minerals 38% of the total sustaining capex.

Sustaining capital expenditures for Ferrous Minerals included, among others: (i) the replacement and acquisition of new equipment (US$ 110 million), (ii) the improvement in the current standards of health and safety and environmental protection (US$ 62 million), (iii) the expansion of tailing dams (US$ 43 million) and (iv) operational enhancements (US$ 33 million). Out of the total sustaining capex for Ferrous Minerals, maintenance of railways and ports in Brazil totaled US$ 82 million.

[14] In this table we do not include pre-operating expenses in the estimated capex for the year, although these expenses are included in the total estimated capex column, in line with our Board of Directors approval process. Moreover, our estimated capex for the year is only reviewed once a year.

19

Sustaining investments in iron ore fines amounted to US$ 262 million in 2Q15, equivalent to US$ 4.1/wmt on the volume sold in 2Q15.

Sustaining capex in the Base Metals operations was mainly dedicated to: (i) operational enhancement (US$ 273 million), (ii) improvement in the current standards of health and safety and environmental protection (US$ 42 million), (iii) replacement and acquisition of new equipment (US$ 25 million) and (iv) expansion of tailing dams (US$ 10 million).

Base Metals sustaining capex is above normal levels as a result of: (i) the ongoing investments in the Sudbury smelting unit to reduce SO_2 and particulate emissions (Clean AER project); and (ii) the optimization of the Sudbury smelting unit to operate with a single furnace.

Sustaining capex by type - 2Q15

US$ million	Ferrous Minerals[1]	Coal	Base Metals	Fertilizer	TOTAL
Operations	144	2	297	32	475
Waste dumps and tailing dams	43	-	10	2	55
Health and Safety	51	-	37	1	90
CSR - Corporate Social Responsibility	13	-	5	5	24
Administrative & Others	26	2	11	2	41
Total	277	4	361	42	685

[1]Include Others of US$ 1 million

Sustaining capex by business area

US$ million	2Q15	%	1Q15	%	2Q14	%
Ferrous Minerals	276	40.3	378	54.5	479	52.9
Coal	4	0.6	7	1.1	41	4.5
Base Metals	361	52.7	264	38.0	259	28.6
Fertilizer Nutrients	42	6.2	43	6.1	50	5.6
Power Generation	-	-	-	-	-	-
Others[15]	1	0.1	2	0.3	76	8.4
Total	685	100.0	694	100.0	906	100.0

Exchange rate variations

Our capex budget is subject to exchange rate variations as about 75% of our investments are denominated in Brazilian Reais. In the table below we provide capex scenarios at different exchange rates, solely based on the depreciation of the BRL vs. the previous exchange rate of 2.60 BRL/USD on which we based our capital budget, without accounting for our other capex reduction initiatives.

[15] We have revised the corporate expenditures allocation, which are now included in its respective business segment, instead of the others sustaining capex.

20

VALE

Exchange rate sensitivity 1 Approved projects only. Portfolio management Vale sold four very large ore carriers of 400,000 tons deadweight to China Ocean Shipping Company (Cosco) in 2Q15. The transaction totaled US$ 445 million. Corporate social responsibility Investments in corporate social responsibility totaled US$ 143 million in 2Q15, out of which US$ 89 million dedicated to environmental protection and conservation and US$ 53 million dedicated to social projects. 21 FX rates BRL/USD 2.60 2.90 3.00 3.10 3.20 3.30 3.40 3.50 CAPEX1 (US$ billion) 2015201620172018 10.27.66.04.9 9.47.05.54.5 9.26.95.44.4 9.06.75.34.3 8.86.55.24.2 8.66.45.14.1 8.46.35.04.0 8.26.24.94.0

Debt indicators Gross debt totaled US$ 29.773 billion as of June 30th, 2015, increasing US$ 1.286 billion from the US$ 28.487 billion as of March 31st, 2015, mainly as a result of the: (i) reduction in operating cash flows as cash collected in 2Q15 decreased driven by seasonally lower sales volumes in 1Q15; (ii) impact of exchange rate on the translation of BRL and EUR denominated debt into USD; and (iii) dividends paid in 2Q15. Net debt totaled US$ 26.509 billion based on a cash position of US$ 3.264 billion as of June 30th, 2015. After interest and currency swaps, Vale’s gross debt on June 30th, 2015, was composed of 31% of floating interest rates and 69% of fixed interest rate-linked debt, while our debt was 95% denominated in US dollars. Average debt maturity remained practically stable at 8.4 years. The average cost of debt, after the above-mentioned hedge transactions, decreased slightly to 4.43% per annum, against 4.46% on March 31st, 2015. Interest coverage, measured by the ratio of the LTM16 adjusted EBITDA to LTM interest payment, was 5.9x against 6.9x on March 31st, 2015. Debt leverage, measured by gross debt to LTM adjusted EBITDA, was 3.3x as of June 30, 2015. Debt indicators Total debt 29,773 28,487 30,257 Total debt / adjusted LTM EBITDA (x) 3.3 2.6 1.5 16 Last twelve months 22 Adjusted LTM EBITDA / LTM interest expenses (x)5.96.913.4 Net debt26,50924,80223,190 US$ million2Q151Q152Q14

Performance of the business segments

In 2Q15, the Ferrous Minerals business segment contributed with 81.8% of Vale's total adjusted EBITDA, followed by the Base Metals business segment which contributed with 18.3% to total adjusted EBITDA. The Fertilizer business's adjusted EBITDA represented 7.4% of the total, while the Coal business and Others contributed negatively, with -4.6% and -2.9% of total adjusted EBITDA, respectively.

Segment information — 2Q15, as per footnote of financial statements

	Operating revenues			Expenses				
US$ million	Gross	Net	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Dividends	Adjusted EBITDA[2]
Ferrous Minerals	4,622	4,552	(2,661)	(189)	(38)	(38)	185	1,811
Iron ore fines	3,403	3,391	(1,944)	(188)	(36)	(24)	-	1,199
ROM	37	33	(19)	-	-	-	-	14
Pellets	1,003	972	(569)	-	(1)	(9)	177	570
Others Ferrous	118	103	(77)	(1)	(1)	(1)	8	31
Mn & Alloys	61	53	(52)	-	-	(4)	-	(3)
Coal	146	146	(186)	(44)	(6)	(12)	-	(102)
Base Metals	1,648	1,648	(1,056)	(41)	(25)	(120)	-	406
Nickel[3]	1,240	1,240	(834)	(27)	(23)	(120)	-	236
Copper[4]	408	408	(222)	(14)	(2)	-	-	170
Fertilizer Nutrients	614	568	(369)	2	(20)	(18)	-	163
Others	54	51	(32)	(55)	(29)	-	-	(65)
Total	**7,084**	**6,965**	**(4,304)**	**(327)**	**(118)**	**(188)**	**185**	**2,213**

[1] Excluding depreciation and amortization

[2] Excluding non-recurring effects

[3] Including copper and by-products from our nickel operations

[4] Including by-products from our copper operations

23

Ferrous minerals

Iron ore

EBITDA

Adjusted EBITDA for iron ore fines in 2Q15 was US$ 1.199 billion, US$ 610 million higher than the US$ 589 million achieved in 1Q15, mainly as a result of higher realized sales prices (US$ 316 million), higher sales volumes (US$ 126 million), lower costs[17] (US$ 120 million), and lower SG&A (US$ 24 million).

SALES REVENUES AND VOLUME

Gross sales revenues of iron ore fines totaled US$ 3.403 billion in 2Q15, 24.5% higher than in 1Q15 due to higher realized sales prices and volumes. ROM sales revenues were US$ 37 million in 2Q15.

Sales volumes of iron ore fines reached 67.2 Mt in 2Q15, 13% higher than in 1Q15 and 5.6% higher than in 2Q14 on the back of: (i) production of 85.3 Mt; (ii) acquisition of 4.0 Mt of iron ore from third parties; (iii) deduction of 13.3 Mt of iron ore fines used for the production of pellets; (iv) deduction of the build-up of 3.3 Mt of inventories, (v) deduction of 1.3 Mt due to write-down of inventories and (vi) deduction of 4.2 Mt of ROM sales.

CFR sales of iron ore fines were 41.9 Mt, representing 62% of 2Q15 sales, the same percentage of CFR sales reported in 1Q15

Production in 2Q15, excluding Samarco's attributable production and third party ore, was 85.3 Mt, 10.8 Mt higher than in 1Q15 and 5.8 Mt higher than in 2Q14. Vale's production in 2Q15 was a record for a second quarter with the production in Carajás at 31.6 Mt, supported by the ramp-up of the N4WS mine.

Gross operating revenue by product

US$ million	2Q15	1Q15	2Q14
Iron ore fines	3,403	2,734	5,391
ROM	37	32	69
Pellets	1,003	999	1,289
Manganese ore	32	41	63
Ferroalloys	29	39	59
Others	118	102	182
Total	4,622	3,947	7,053

[17] Net effect on costs, after adjusting the volume and exchange rate impacts

24

Volume sold

'000 metric tons	2Q15	1Q15	2Q14
Iron ore fines	67,230	59,420	63,726
ROM	4,181	2,915	3,659
Pellets	12,231	11,255	9,504
Manganese ore	385	363	496
Ferroalloys	23	30	30

REALIZED PRICES

Iron ore sales in 2Q15 were distributed across three pricing systems: (i) 52% based on the current quarter, monthly and daily spot prices, including provisional price sales that were settled within the quarter; (ii) 36% based on provisional prices with price settlement based on the market price defined on the delivery date, in which case prices had not yet been settled at the end of the quarter; and (iii) 12% linked to past prices (quarter-lagged).

Vale's CFR dmt reference price for iron ore fines (ex-ROM) increased by US$ 3.3/t from US$ 58.2/t in 1Q15 to US$ 61.5/t in 2Q15. Vale's CFR/FOB wmt price for iron ore fines (ex-ROM) after adjusting for moisture and the effect of FOB sales on 38% of the total sales volumes increased by US$ 4.6/t from US$ 46.0/t per metric ton in 1Q15 to US$ 50.6/t in 2Q15. This US$ 4.6/t increase was higher than the US$ 4.0/t decrease in the average Platts IODEX 62% which came down from US$ 62.4/t (CFR China) in 1Q15 to US$ 58.4/t in 2Q15.

The main reasons for the better performance in Vale's reference price versus the average Platts IODEX in 2Q15 were: (i) the increase of the overall iron ore quality which improved by 0.2 percentage points from 63% in 1Q15 to 63.2% Fe content in 2Q15 due to the ramp-ups of the N4WS mine and of some of the Itabirites projects; (ii) along with the positive impact of provisional prices set at the end of 1Q15.

Price realization in 2Q15 was impacted as follows:

- Provisional prices set at the end of 1Q15 at US$ 51.4/t, which were later adjusted based on the price of delivery in 2Q15, positively impacted prices in 2Q15 by US$ 0.4/t compared to a negative US$ 2.8/t in 1Q15.
- Provisional prices set at the end of 2Q15 at US$ 54.5/t vs. the IODEX average of US$ 58.4/t in 2Q15, negatively impacted prices in 2Q15 by US$ 1.4/t compared to a negative impact of US$ 4.9/t in 1Q15.
- Quarter-lagged contracts, priced at US$ 66.8/t based on the average prices for Dec-Jan-Feb, positively impacted prices in 2Q15 by US$ 1.0/t compared to a positive impact of US$ 2.2/t in 1Q15.

25

In 2Q15, iron ore sales of 23.7 Mt, or 36% of Vale’s sales mix, were recorded under the provisional pricing system, which was set at the end of 2Q15 at US$ 54.5/t18. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 3Q15. The decrease in bunker oil prices reduced freight costs and thus positively impacted the settlement of FOB prices in 2Q15 by US$ 0.4/t compared to a reduction of US$ 2.9/t in 1Q15. Bunker oil prices impacted the settlement of FOB sales prices as the decrease in bunker oil prices led to a lower freight deduction to the IODEX CFR reference price used to determine the FOB price. 18 The reference for determining the provisional price is SBB Steel Markets Daily forward curve IODEX 62% Fe CFR North China OTC, June 30th, 2015 page 5. 26 ¹ Adjustment as a result of provisional prices booked in 1Q15 at US$ 51.4/t. ² Weighted average difference between prices provisionally set at the end of 2Q15 at US$ 54.5/t based on forward curves and the US$ 58.4/t from the 2Q15 IODEX. Price realization – Iron ore fines

Average sale price

US$ / metric ton	2Q15	1Q15	2Q14
Iron ore - Metal Bulletin 65% index	66.02	70.26	n/a
Iron ore - Platts's 62% IODEX'	58.45	62.40	102.60
Iron ore fines CFR reference price (dmt)	61.50	58.20	103.90
Iron ore fines CFR/FOB realized price	50.62	46.01	84.60
ROM	8.85	10.98	18.86
Pellets	82.04	88.76	135.63
Manganese ore	83.12	112.95	127.02
Ferroalloys	1,260.87	1,300.00	1,966.67

COSTS AND EXPENSES

Costs for iron ore fines amounted to US$ 1.944 billion (or US$ 2.207 billion with depreciation charges) in 2Q15. Costs decreased by US$ 121 million when compared to 1Q15 after deducting the effects of higher sales volumes (US$ 233 million) and exchange rates variations (US$ 66 million). The decrease was mainly driven by lower maintenance costs (-US$ 49 million), reflecting increases in fleet productivity, and other costs (-US$ 90 million), which were partly offset by higher personnel costs (US$ 46 million) associated with the one-off effect of the payment of the remote area collective agreement for the Northern System employees.

Oil costs in the form of diesel amounted to US$ 100 million in 2Q15 against US$ 94 million in 1Q15. Costs were in line with 1Q15 after adjusting for higher volumes (US$ 11 million) and exchange rates variations (-US$ 7 million). Falling oil prices had a limited positive impact on our fuel costs, since prices of diesel in Brazil are not directly correlated to international oil prices.

The negative impact of the outstanding hedge accounting position on freight costs was US$ 86 million. For further details, please refer to the 'The Impact of Bunker Hedging on Vale's Financial Performance' box on page 32.

Iron ore COGS - 1Q15 x 2Q15

		Variance drivers			Total Variation	
US$ million	1Q15	Volume	Exchange rate	Others	1Q15 x 2Q15	2Q15
Personnel	182	20	(13)	46	54	236
Outsourced services and Materials	319	36	(19)	(22)	(5)	314
Energy (Electricity, fuel & gas)	115	13	(8)	12	18	133
Acquisition of products	58	22	-	(12)	10	68
Maintenance	281	31	(20)	(49)	(38)	243
Freight	628	73	-	2	75	703
Bunker oil hedge	84	10	-	(8)	2	86
Others	230	28	(6)	(90)	(69)	162
Total costs before depreciation and amortization	1,898	233	(66)	(121)	46	1,944
Depreciation	325	37	(15)	(84)	(62)	263
Total	2,223	270	(81)	(204)	(16)	2,207

27

Maritime freight costs, which are fully accrued as cost of goods sold, totaled US$ 703 million in 2Q15, showing an increase of US$ 75 million as a result of higher sales volumes when compared to 1Q15. Unit freight cost per iron ore metric ton was US$ 16.8/t in 2Q15, US$ 0.4/t lower than the US$ 17.2/t recorded in 1Q15. This US$ 0.4/t decrease is explained by the renegotiation of contracts of affreightment and lower spot charter freight rates. The changes in bunker oil prices from US$ 356.9/t in1Q15 to US$ 356.7/t in 2Q15 were not material. The impact of the outstanding bunker oil hedge position accounted for as “hedge accounting” in Vale’s unit freight cost was US$ 2.0/t with the settlement of 510,000 tons of bunker oil derivative contracts from the 1,485,000 tons of contracts that were outstanding at the end of March 2015. After adjusting for the hedge accounting effects, Vale’s iron ore unit freight decreased by US$ 0.7/t in 2Q15 vs. 1Q15. For further details, please refer to the ‘The Impact of Bunker Hedging on Vale’s Financial Performance’ box on page 32. The cost of ore acquired from third parties amounted to US$ 68 million on 3.5 Mt sold in 2Q15. On a per-ton basis, cost of ore acquired from third parties decreased from US$ 22.9/t in 1Q15 to US$ 19.4/t in 2Q15. Volumes of third party ore sold increased by 1.0 Mt in 2Q15 vs. 1Q15 Other operational costs amounted to US$ 162 million, decreasing from the US$ 230 million19 in 1Q15. The TFRM20 totaled US$ 45 million in 2Q15 compared to US$ 42 million in 1Q15. The CFEM, Brazil’s federal mining royalty, was US$ 34 million in 2Q15 compared to US$ 44 million in 2Q15. Total C1 cash cost at the port21 (mine, plant, railroad and port, after royalties) was US$ 1.008 billion after deducting depreciation of US$ 263 million, iron ore acquired from third parties of US$ 68 million, iron ore freight costs of US$ 703 million and bunker oil hedge accounting effects of US$ 86 million. C1 Cash cost FOB port per metric ton of iron ore fines ex-royalties was US$ 15.8/t22 in 2Q15 vs. US$ 18.3/t in 1Q15, a reduction of US$ 2.5/t driven by cost reductions in BRL and the depreciation of the BRL against the USD. C1 Cash cost FOB port per metric ton of iron ore fines fell 8.8% in Brazilian Reais from R$ 53.4/t in 1Q15 to R$ 48.7/t in 2Q15. 19 Other Operation costs were reclassified to US$ 230 million in 2Q15 from US$ 268 million in 1Q15. 20 TFRM - State of Minas Gerais and state of Pará tariff for control, monitoring, and supervision of activities related to research, exploration, production, profiting from mineral resources. 21 Excluding ROM and iron ore from third parties 22 As per segment reporting notes to the financial statements: US$ 1.944 billion in costs net of depreciation and amortization, less US$ 703 million in iron ore freight, US$ 68 million in iron ore acquired from third parties, US$ 86 million of hedge bunker oil on iron ore sales of 67.2 Mt, sales of third party ore of 3.5 Mt, and sales volume of ROM of 4.2 Mt. 28

As a highlight, the Northern System (Carajás) production cost FOB port in June 2015 amounted to less than US$ 12/t.

Iron ore expenses, net of depreciation, amounted to US$ 248 million in 2Q15 vs. the US$ 229 million recorded in 1Q15. Expenses increased by US$ 33 million when compared to 1Q15 after adjusting for the effects of exchange rates (-US$ 14 million). R&D expenses increased by US$ 3 million. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 24 million, US$ 3 million lower than the US$ 27 million recorded in 1Q15.

Iron ore fines cash cost and freight

	2Q15	1Q15	2Q14
Costs (US$ million)			
COGS, less depreciation and amortization	1,944	1,898	2,359
Costs of ore acquired from third parties	68	58	118
Maritime freight costs	703	628	835
Bunker oil hedge	86	84	-
FOB at port costs (ex-ROM and ex-third party ores)[1]	**1,087**	**1,128**	**1,406**
Royalties	79	86	144
FOB at port costs (ex-ROM, ex-third party ores and ex-royalties)	**1,008**	**1,042**	**1,262**
Sales volumes (Mt)			
Total iron ore volume sold	71.4	62.3	67.4
Volume acquired from third parties	3.5	2.5	3.1
Total ROM volume sold	4.2	2.9	3.7
Volume sold of Vale's own ore (ex-ROM)	63.7	56.9	60.6
% of CFR sales	62%	62%	56%
% of FOB sales	38%	38%	44%
Vale's C1 iron ore cash cost (ex-ROM, ex- third party ores and ex-royalties), FOB (US$ /t)	**15.8**	**18.3**	**20.8**
Freight			
Volume CFR (Mt)	41.9	36.6	35.8
Vale's iron ore unit freight cost (US$/t)	18.8	19.5	23.3
Vale's iron ore unit freight cost (ex- bunker oil hedge) (US$/t)	16.8	17.2	23.3

Iron ore fines unit cost + expenses landed in China

US$/t	2Q15	1Q15	2Q14
Vale's C1 iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	15.8	18.3	20.8
Iron ore royalties	1.2	1.5	2.4
Iron ore fines freight cost (ex-bunker oil hedge)	16.8	17.2	23.3
Iron ore fines expenses [1]	3.9	4.0	5.2
Iron ore fines unit cost + expenses landed in China (US$/wmt)	**37.7**	**41.0**	**51.7**

[1] Net of depreciation

Iron ore pellets

Adjusted EBITDA for pellets in 2Q15 was US$ 570 million, compared to the US$ 397 million in 1Q15. The decrease in sales prices (-US$ 80 million) was offset by higher volumes (US$ 26 million), lower costs (US$ 59 million), exchange rate variations (US$ 24 million) and higher dividends received (US$ 151 million), mostly from Samarco.

29

VALE

Gross sales revenues for pellets amounted to US$ 1.003 billion in 2Q15, increasing US$ 4.0 million from the US$ 999 million recorded in 1Q15. The 0.9 Mt increase in sales volumes to 12.2 Mt in 2Q15 from 11.3 Mt in 1Q15 was offset by lower sales prices of US$ 82.0 per ton in 2Q15 vs. US$ 88.8/t in 1Q15. Sales volumes increased by 2.7 Mt in 2Q15 vs. 2Q14

Production reached 12.2 Mt in 2Q15, 0.8Mt higher than in 1Q15 and 2.2 Mt higher than in 2Q14 due to the ramp up of the Tubarão VIII pellet plant.

Pellet prices decreased by US$ 6.8/t, from US$ 88.8/t in 1Q15 to US$ 82.0 per metric ton in 2Q15, whereas the Platt's IODEX iron ore reference price (CFR China) decreased by US$ 4.0/t in the quarter.

The slightly higher decrease in Vale´s reference pellet price versus the decrease in the average Platts IODEX was a result of slightly lower pellet premiums in 2Q15 when compared to 1Q15.

CFR pellet sales, representing 25% of total pellets sales, increased from 2.6 Mt in 1Q15 to 3.0 Mt in 2Q15. FOB pellet sales increased from 8.6 Mt in 1Q15 to 9.2 Mt in 2Q15.

Pellet costs totaled US$ 569 million (or US$ 655 million with depreciation charges) in 2Q15. Costs decreased by US$ 59 million when compared to 1Q15 after adjusting for the effects of higher volumes (US$ 61 million) and exchange rates variations (-US$ 24 million).

This decrease is mainly due to lower materials and service costs (-US$ 13 million) and lower maintenance costs (-US$ 24 million). Pre-operating and stoppage expenses for pellets were US$ 9 million in 2Q15 compared to the US$ 5 million in 1Q15.

EBITDA unit margins for pellets were US$ 34.6/t in 2Q15. EBITDA in 2Q15 was based on a reference price of US$ 82/t and on dividends received from the leased pelletizing plants in Tubarão (US$ 30 million). C1 Cash costs include costs of iron ore, transformation costs (energy, labour, etc), and lease fees for the pelletizing plants and freight.

Pellets - EBITDA ex-Samarco

	2Q15		1Q15	
	US$ million	US$/wmt	US$ million	US$/wmt
Gross Revenues / Realized Price	1,003	82.0	999	88.8
Net Revenues / Realized Price	972	79.5	965	85.7
Dividends Received (Leased pelletizing plants) ex-Samarco	31	2.5	26	2.3
C1 Cash Costs (Iron ore, leasing, freight, overhead, energy and other)	-569	-46.5	-591	-52.5
Expenses (SG&A, R&D and other)	-10	-0.8	-3	-0.3
EBITDA ex-Samarco	424	34.6	397	35.3

30

VALE

Manganese and Ferroalloys Adjusted EBITDA of Manganese ore and ferroalloys in 2Q15 was negative US$ 3 million, US$ 20 million lower than the US$ 17 million in 1Q15, mainly due to lower sales volumes (-US$ 7 million), and lower sales prices (-US$ 10 million), which were partially offset by exchange rate variations (US$ 3 million). Gross sales revenues for manganese decreased to US$ 32 million from US$ 41 million in 1Q15 due to lower sales volumes and lower sales prices. In 2Q15, production of manganese ore reached 554,000 t, compared with 592,000 t in 1Q15 and 505,000 t in 2Q14. Gross sales revenues for ferroalloys amounted to US$ 29 million, decreasing from US$ 39 million in 1Q15, due to lower sales volumes and lower sales prices. Ferroalloys production decreased to 31,000 t in 2Q15 from the 27,000 t recorded in 1Q15. Market outlook - Iron Ore Iron ore prices dropped by 6.25% in the second quarter, from US$ 62.40/t in 1Q15 to US$ 58.4/t in 2Q15, driven by a weak demand from the Chinese downstream sectors and a strong supply of iron ore in the seaborne market. On the demand side, despite China’s economic growth of 7% in 2Q15, fixed asset investments continued to decelerate, with 1H15 growth of 11.4% versus 17.3% in 1H14. The real estate sector is undergoing adjustments and despite the continued increase in property sales in June, property developers lack incentives to start new constructions as stocks remain high. As a result, Chinese steel production in the first half of 2015 was 1.3% lower when compared to the same period of last year. Other regions such as the US, Japan and South Korea also registered lower steel output, driven by strong steel export volume from China (today at 105Mt annualized) that inhibits domestic steel production elsewhere. Estimates are of 2.5-3% lower steel production in 2Q15 compared to 2Q14 in these regions.. On the supply side, major iron ore producers continued to expand production leading to closures of higher cost mines, deferral of decisions and cancelation of projects. This year we estimate that 90 Mt of iron ore capacity should exit the seaborne market with another 110Mt being added. Looking forward, we expect China’s real estate sector to improve with some recovery in house sales. Improvement in the property market will translate into more investments and new floor starts as from 4Q15 and help balance the market in the near term. 31

Volume sold by destination – Iron ore and pellets

'000 metric tons	2Q15	%	1Q15	%	2Q14	%
Americas	**11,714**	**14.0**	**10,164**	**13.8**	**11,181**	**14.5**
Brazil	10,167	12.2	8,789	11.9	9,258	12.0
Others	1,547	1.8	1,375	1.9	1,923	2.5
Asia	**55,512**	**66.4**	**48,585**	**66.0**	**51,455**	**66.9**
China	43,181	51.6	36,879	50.1	39,506	51.4
Japan	6,597	7.9	6,572	8.9	6,741	8.8
Others	5,734	6.9	5,134	7.0	5,208	6.8
Europe	**13,360**	**16.0**	**12,005**	**16.3**	**11,579**	**15.1**
Germany	5,926	7.1	5,375	7.3	4,651	6.0
France	1,455	1.7	1,388	1.9	1,726	2.2
Others	5,979	7.1	5,242	7.1	5,202	6.8
Middle East	**2,797**	**3.3**	**2,452**	**3.3**	**1,746**	**2.3**
Rest of the World	**259**	**0.3**	**383**	**0.5**	**929**	**1.2**
Total	**83,642**	**100.0**	**73,590**	**100.0**	**76,889**	**100.0**

Selected financial indicators - Ferrous minerals

US$ million	2Q15	1Q15	2Q14
Net Revenues	4,552	3,868	6,940
Costs[2]	(2,661)	(2,636)	(3,198)
Expenses[2]	(189)	(158)	(231)
Pre-operating and stoppage expenses[2]	(38)	(38)	(47)
R&D expenses	(38)	(35)	(68)
Dividends received	185	26	208
Adjusted EBITDA	1,811	1,027	3,604
Depreciation and amortization	(409)	(470)	(395)
Adjusted EBIT	1,217	531	3,001
Adjusted EBIT margin (%)	26.7	13.7	43.2

[1] Iron ore reference price - Platts's 62% IODEX CFR China (US$/dry metric ton)

[2] Net of depreciation and amortization

Selected financial indicators - Iron ore fines (excluding third party ores)

	2Q15	1Q15	2Q14
Adjusted EBITDA (US$ million)	1,127	562	2,578
Volume Sold (Mt)	63.732	56.888	60.629
Adjusted EBITDA (US$/t)	17.69	9.87	42.51

Selected financial indicators - Pellets (excluding Samarco)

	2Q15	1Q15	2Q14
Adjusted EBITDA (US$ million)	424	397	652
Volume Sold (Mt)	12.231	11.255	9.504
Adjusted EBITDA (US$/t)	34.64	35.27	68.60

Selected financial indicators - Iron ore fines and Pellets

	2Q15	1Q15	2Q14
Adjusted EBITDA (US$ million)	1,551	959	3,230
Volume Sold (Mt)	75.963	68.143	70.133
Adjusted EBITDA (US$/t)	20.42	14.07	46.05

32

VALE

THE IMPACT OF BUNKER HEDGING ON VALE'S FINANCIAL PERFORMANCE

The total effect of bunker oil prices is dependent on the bunker oil hedge taken out by Vale as discussed in our 4Q14 and in our 1Q15 financial performance (please see page 24 at both documents). Bunker oil hedges are recorded as follows:

(i) The hedge of the bunker oil exposure associated with our FOB and domestics sales is accounted for as financial results and is marked-to-market every quarter and recorded as financial results.

(ii) The hedge of the bunker oil exposure associated with our CFR sales is recorded as hedge accounting, being marked-to-market every quarter and recorded in other comprehensive income and impacting costs of goods sold only at the actual settlement dates.

Impact of bunker oil hedging in Vale's financial performance

	Concept		Current impact	Drivers of future impact		
Freight contract type	Hedge accounting	Impact of derivative positions in P/L statement	Impact incurred in 2Q15 P/L statement	Type of Instrument	Bunker oil derivative open positions (million tons)	Average strike price (US$/t)
CFR	Yes	Impact on COGS at settlement date	US$ 2.0/t (US$ 86 million) increase on iron ore COGS	Forward	975[a]	498
FOB	No	Impact on financial results	US$ 79 million increase on financial results	Forward	2.873	449
				Zero Cost Collar	1.502	341 - 394

[a] 100% of the forward instruments are to be settled in 2015

More specifically, the impact of the hedged positions in Vale's results can be summarized as follows:

(i) Impact on the financial statements related to the derivatives under Vale's hedge accounting program:

a. In 2Q15: (i) Freight costs increased by US$ 2.0/t with the settlement of derivatives contracts in 2Q15, causing COGS to increase. (ii) Open hedge positions on June 30th, 2015, had no impact in 2Q15 P&L statement, only in other comprehensive income.

33

23 The actual settlement is based on the specific conditions (executed volumes and prices) of each derivative instrument. The above referred proxy assumes the average price of these instruments and evenly spread bunker tonnage throughout the year. 34 b. In 3Q15 and subsequent quarters: derivatives settlement will impact costs on a monthly basis and can be estimated by the following approximation23: 975,000 t * (Actual bunker oil price – US$ 498 / t) / 6 (ii)Impact on the financial statements related to the trades that are not under Vale´s hedge accounting program: a. In 2Q15: a positive impact of US$ 79 million recognized in the 2Q15 financial expenses due to the realized gain on the settlements which occurred in the quarter and the mark-to-market of the open positions on June 30th, 2015. b. In 3Q15 and subsequent quarters: financial results will be impacted by the changes in the mark-to-market of the open derivative positions at the end of each quarter and by the gains or losses related to the settlements recorded in each quarter.

Base Metals

EBITDA

Adjusted EBITDA was US$ 406 million in 2Q15, having improved by US$ 43 million after deducting the effect of the goldstream transaction (US$ 230 million) in 1Q15 and the lower prices (US$ 85 million) in 2Q15.

SALES REVENUES AND VOLUMES

Nickel gross sales revenues totaled US$ 874 million in 2Q15, decreasing 10.0% vs. 1Q15, mainly due to the lower LME nickel prices of US$ 13,008 per metric ton in 2Q15 vs. US$ 14,338 in 1Q15 (US$ 101 million). Sales volumes in 2Q15 were 67,000 t, 1,000 t lower than in 1Q15.

Copper gross sales revenues totaled US$ 483 million in 2Q15, increasing 4.1% vs. 1Q15, mainly as a result of higher sales prices. Copper sales price reached US$ 4,979 per metric ton in 2Q15 vs. US$ 4,735 per metric ton in 1Q15 (US$ 20 million). Copper sales volumes totaled 97,000 t in 2Q15 vs. 98,000 t in 1Q15 (US$ 1 million). Sales volumes in 2Q15 were 27.6% higher than the 76,000 t sold in 2Q14.

PGMs (platinum group metals) gross sales revenues were US$ 125 million in 2Q15, in line with 1Q15, due to higher sales volumes of 149,000 oz in 2Q15 vs. 144,000 oz in 1Q15 and lower prices.

Gold gross sales revenues amounted to US$ 128 million in 2Q15, 13.3% higher than in 1Q15, mainly due to higher volumes. Sales volumes totaled 109,000 oz in 2Q15, 12,000 oz higher than in 1Q15 and 41,000 t higher than the 68,000 oz sold in 2Q14.

Gross operating revenue by product

US$ million	2Q15	1Q15	2Q14
Nickel	874	971	1,188
Copper	483	464	482
PGMs	125	125	115
Gold	128	113	87
Silver	7	8	10
Others	31	29	7
Total	1,648	1,710	1,889

Nickel realized price improved relative to the LME in 2Q15 with an average realized price of US$ 13,008/t. Vale realizes a premium over the LME on the sale of its high purity nickel products (pellets, cathode and powder) and a discount on the sale of intermediate nickel products such as matte from PTVI and on ferro-nickel from Onça Puma.

35

VALE

Copper realized price was US$ 1,064/t lower than the average copper LME price of US$ 6,043/t in 2Q15. The discount on Vale's realized price versus the LME price is mainly a result of the treatment and refining charges on the sale of our copper products[24] (US$ 491/t) and the impact of provisional pricing[25] (US$ 263/t).

Average sale price

US$/ metric ton	2Q15	1Q15	2Q14
Nickel - LME	13,008	14,338	18,465
Copper - LME	6,043	5,827	6,787
Nickel	13,045	14,279	17,731
Copper	4,979	4,735	6,320
Platinum (US$/oz)	1,109	1,156	1,429
Gold (US$/oz)	1,174	1,165	1,271
Silver (US$/oz)	14.79	13.75	26.28
Cobalt (US$/lb)	10.73	9.10	13.28

Nickel output reached 67,100 t in 2Q15, 3% lower than in 1Q15 as a result of planned maintenance shutdowns in Indonesia and New Caledonia but 8.7% higher than in 2Q14.

Copper output reached 104,900[26] t in 2Q15, 2.1% lower than in 1Q15 and 29.5% higher than in 2Q14. Vale recorded the best production ever for a second quarter, supported by the ramp-up of Salobo.

Gold output amounted to 100,000 oz in 2Q15, the best performance ever for a second quarter, but 2.6% lower than in 1Q15, as a result of the above-mentioned interruption of the Sudbury operations.

Volume sold

'000 metric tons	2Q15	1Q15	2Q14
Nickel operations & by products			
Nickel	67	68	67
Copper	34	39	32
Gold ('000 oz)	26	23	15
Silver ('000 oz)	247	452	264
PGMs ('000 oz)	149	144	117
Cobalt (metric ton)	930	1,009	649
Copper operations & by products			
Copper	63	59	44
Gold ('000 oz)	83	74	53
Silver ('000 oz)	157	158	104

[24] Vale mainly sells: (i) copper concentrates to custom smelters and refineries that charge a Treatment Charge and Refining Charge (TC/RC) to process the material and (ii) copper anodes which is also an upstream product sent to custom refineries and subject to the Refining Charges.

[25] Under a pricing system referred to as MAMA (month after month of arrival), sales of copper concentrates and anodes are provisionally priced at the time of shipment, and final prices are settled on the basis of the LME price for the month after the month of arrival, generally one to three months after the shipment date.

[26] Including Lubambe's attributable production. Production numbers are reported on a copper-contained basis and sales volumes are reported on a payable basis, which is lower, given the loss of copper throughout the smelting process. Lubambe sales volumes are accounted as equity income (-US$ 17 million).

36

VALE

COSTS AND EXPENSES

Costs totaled US$ 1.056 billion in 2Q15 (or US$ 1.442 billion including depreciation). After adjusting for the effects of lower volumes (-US$ 3 million) and exchange rate variations (-US$ 18 million), costs increased slightly by US$ 6 million when compared to 1Q15.

Base Metals COGS - 1Q15 x 2Q15

		Variance drivers			Total Variation	
US$ million	1Q15	Volume	Exchange rate	Others	1Q15 x 2Q15	2Q15
Personnel	196	(1)	(4)	3	(1)	195
Outsourced services and Materials	225	(1)	(5)	(12)	(18)	207
Energy (Electricity, fuel & gas)	144	-	(3)	(11)	(14)	130
Acquisition of products	180	-	-	(9)	(9)	171
Maintenance	226	(1)	(5)	4	(2)	224
Others	100	-	(2)	31	29	129
Total costs before depreciation and amortization	1,071	(3)	(18)	6	(15)	1,056
Depreciation	394	5	(2)	(11)	(8)	386
Total	1,465	2	(20)	(5)	(23)	1,442

SG&A and other expenses, excluding depreciation, were US$ 41 million in 2Q15 compared to a revenue of US$ 173 million in 1Q15 due to the positive impact of US$ 230 million from the goldstream transaction.

Pre-operating and stoppage expenses, net of depreciation, totaled US$ 120 million, US$ 14 million higher than in 1Q15, mainly reflecting higher expenses at VNC (US$ 32 million) due to planned maintenance shutdown.

Performance by operation

Unit cash cost of sales, net of by-product credit, by operation are as follows:

Base Metals – unit cash cost of sales, net of by-product credits

US$ / t	2Q15	1Q15	2Q14
North Atlantic Operations (nickel)	3,280	5,467	3,742
PTVI (nickel)	7,159	7,554	7,752
Sossego (copper)	2,353	2,700	2,945
Salobo (copper)	1,616	2,016	1,626
Onça Puma (nickel)	9,499	9,318	10,352

EBITDA

Base Metals' adjusted EBITDA by operation in 2Q15 was negatively impacted by lower prices (-US$ 85 million), and offset by higher delivery volumes (US$ 26 million) and exchange rate effects (US$ 18 million). Details by operations are as follows:

37

VALE

(i) North Atlantic operations' EBITDA was US$ 261 million, decreasing by US$ 90 million compared with 1Q15 as a result of lower sales prices (US$ 67 million) and higher costs (US$ 47 million), mainly due to the impact of: (i) the fire in the matte processing operation in Sudbury; (ii) the planned maintenance shutdown in Voisey's Bay; and (iii) the one-time costs associated with the settlement of our collective labour agreement in Sudbury.

(ii) PTVI's EBITDA was US$ 58 million, decreasing by US$ 12 million compared with 1Q15 as a result of lower prices (US$ 25 million), which was partially offset by lower costs (US$ 10 million).

(iii) VNC's EBITDA was –US$ 78 million, improving by US$ 31 million compared with 1Q15 as a result of insurance recoveries of US$ 40 million in 2Q15.

(iv) Sossego's EBITDA was US$ 50 million, decreasing by US$ 3 million as a result of slightly lower volumes (US$ 1 million) and slightly higher R&D expenses (US$ 1 million).

(v) Salobo's EBITDA was US$ 119 million, increasing by US$ 19 million compared with 1Q15 as a result of higher volumes (US$ 14 million) alongside the progress of the ramp-up of the operation.

(vi) Onça Puma's EBITDA was US$ 21 million, decreasing by US$ 5 million compared with 1Q15 as a result of lower realized prices (US$ 7 million).

Base metals – EBITDA by operation

US$ million	2Q15	1Q15	2Q14
North Atlantic operation[1]	261	351	244
PTVI	58	70	107
VNC	(78)	(109)	(57)
Sossego	50	53	85
Salobo	119	100	87
Onça Puma[2]	21	26	106
Other[3]	(25)	187	37
Total	406	678	609

[1] Includes the operations in Canada and in the United Kingdom.

[2] Includes the US$ 60 million received as insurance for Onça Puma furnace.

[3] Includes the PTVI and VNC off-takes, intercompany sales and purchase of finished nickel, proceeds from the goldstream transaction and corporate center for base metals.

Market outlook – Base Metals

Base metal prices were impacted in the second quarter of 2015 by increasing concerns over Chinese commodity consumption, with investor sentiment turning progressively negative as

38

VALE

the quarter progressed. As we enter Q3, nickel and copper prices are both trading within their respective cost curves. NICKEL LME cash nickel prices averaged $13,008/t in the second quarter of 2015 declining as the quarter progressed. This average price represented a 9% decline quarter-on-quarter or a 30% drop year-on-year. By the end of the quarter, prices fell below $12,000/t for the first time since May 2009. With prices below $12,000/t, around half of nickel operations are now estimated to have negative cash margins. Meanwhile, stocks registered within LME warehouses increased to 456,438 metric tonnes with a declining trend in the last three weeks of the quarter. In contrast to the price movement, there were a number of improvements evident within the nickel market in Q2. Chinese net imports of ferronickel and unwrought nickel improved to their highest levels in over six years as Chinese stainless steel mills increased their consumption of imported nickel. Stainless steel scrap discounts in Europe were reduced indicating increased scarcity of supply, and transaction prices for non-LME deliverable nickel units improved relative to the nickel price. Beyond the typically slower summer period, the market is anticipated to improve as stainless mills return from maintenance combined with tightening ore supply from the Philippines given its rainy season starting in October. COPPER LME cash copper prices were impacted by concerns over Chinese demand with investor positioning turning distinctly negative towards the end of the quarter. Prices averaged $6,043/t in the second quarter, a rise of 4% quarter-over-quarter or an 11% drop year-over-year. During this period exchange stocks declined, led by falls in China as Chinese imports of copper cathode dropped year-over-year. While market indicators suggest limited tightness within the market for cathode, the concentrate market showed strong demand for clean concentrates with falling spot TC/RCs. With moderation in both demand and supply growth, many market analysts anticipate the copper market to be in a small surplus for 2015. In 2016, a number of copper projects will continue to ramp-up. Despite the ramp-up of these projects, the industry continues to face structural supply issues, such as declining ore grades and depletion that is anticipated to limit supply in the years to come. 39

Selected financial indicators – Base Metals Net Revenues 1,648 1,710 1,889 Expenses¹ (41) 173 16 R&D expenses (25) (28) (35) Depreciation and amortization (449) (470) (367) Adjusted EBIT margin (%) (2.6) 12.2 12.8 ¹ Net of depreciation and amortization 40 Adjusted EBIT(43)208242 Adjusted EBITDA406678609 Pre-operating and stoppage expenses¹(120)(106)(148) Costs¹(1,056)(1,071)(1,113) US$ million2Q151Q152Q14

Coal Adjusted EBITDA for the Coal business segment was negative US$ 102 million in 2Q15, compared to negative US$ 128 million in 1Q15. The improvement of US$ 26 million was mainly driven by the lower costs27 (US$55 million) in 2Q15, which were partly offset by lower prices (-US$ 18 million). Gross sales revenues of metallurgical coal increased to US$ 137 million in 2Q15, compared to US$ 129 million in 1Q15. The increase of US$ 8 million was driven by the higher sales volumes (US$ 26 million) in 2Q15, which were partially offset by lower prices (US$ 18 million). Gross sales revenues of thermal coal decreased to US$ 9 million in 2Q15 from US$ 16 million in 1Q15, mainly as a result of lower sales volumes (US$ 7 million). The average realized price for metallurgical coal decreased by 10.1% from US$ 98.17/t in 1Q15 to US$ 88.27/t in 2Q15, whereas spot market prices (reflected by reference indices) decreased by 16.4%28. The relative improvement in price realization was driven by better pricing of the Moatize products over the reference premium hard coking coal prices and by lower freight rates. The average realized price for thermal coal decreased by 12.4% from US$ 62.26/t in 1Q15 to US$ 54.55/t in 2Q15. Sales volumes of metallurgical coal reached 1.6 Mt in 2Q15 increasing by 238,000 t vs. 1Q15 as sales from Mozambique increased 66% quarter-on-quarter. Total sales from Australia decreased with the sale of the existing coal inventory from Isaac Plains and Integra in 1Q15, despite the increase in Carborough Downs’ sales. Sales volumes of thermal coal reached 165,000 t in 2Q15, decreasing by 92,000 t in 2Q15 vs. 1Q15. The decrease in thermal coal sales volumes in 2Q15 was driven by the sale the of existing coal inventory from Isaac Plains and Integra in 1Q15. Coal costs amounted to US$ 186 million (or US$ 233 million with depreciation charges) in 2Q15, in line with the US$186 million recorded in 1Q15. After adjusting for the effects of higher volumes (US$ 55 million), costs decreased by US$ 55 million, mainly as a result of lower FOB costs in Mozambique and the good operational performance of Carborough Downs. Coal expenses, excluding depreciation charges, decreased by US$ 25 million from US$ 87 million in 1Q15 to US$ 62 million in 2Q15. The decrease was mainly due to a lower inventory adjustment on thermal coal in Moatize (US$ 20 million) and a reduction in SG&A expenses (US$ 5 million) in 2Q15. 27 Net effect on costs, after adjusting the volume and exchange rate impacts 28 The percentage was calculated based on the variation of the Premium Low Volatile Hard Coking Coal (FOB Australia) as published by Platts (ticker PLVHA00) 41

Performance by operation Highlights by operation are: • Adjusted EBITDA for the Australian operations was US$ 16 million in 2Q15 compared to negative US$ 5 million in 1Q15. The improvement of US$ 21 million vs. 1Q15 was driven by the stoppage of the non-profitable mines of Integra and Isaac Plains and by the good performance at the Carborough Downs operation, which achieved its best production ever for a second quarter. • Costs net of depreciation for the Australian operations amounted to US$ 37 million in 2Q15, decreasing by US$ 39 million vs. 1Q15. After adjusting for the effects of lower volumes (-US$ 22 million), costs were down by US$ 17 million. Adjusted EBITDA for the Mozambique operations was negative US$ 118 million in 2Q15 compared to negative US$ 123 million in 1Q15. • Mozambique costs net of depreciation amounted to US$ 150 million in 2Q15, increasing US$ 39 million vs. 1Q15. After adjusting for the effects of higher volumes (US$ 77 million), costs were down by US$ 38 million mainly driven by lower logistics costs. • Market outlook - Metallurgical Coal Prices for the premium hard coking coal low volatility benchmark FOB Australia decreased by 16% in the quarter from US$ 104/t in 1Q15 to US$ 93/t in 2Q15, and prices for PCI decreased by 21% from US$92.50/t to US$ 73/t in 2Q15. Metallurgical coal prices declined further with the combination of strong supply and weak demand in the seaborne market. The main drag on demand continued to be the slowdown in China’s property sector which affects steel consumption and ultimately coal demand. Product wise, some relative tightness has been seen in the market for the premium mid volatile coal, which has been priced at the same level as the low volatile benchmark coking coal, instead of commanding the usual 2-3% discount. Coal producers reduced costs mostly on the back of oil and energy price cuts, tax reductions and currency depreciation against the dollar which benefitted seaborne suppliers such as the Australian producers. The coal market may remain oversupplied throughout the year despite some slight production decrease from US producers in 2015. 42

Coal business performance

Gross operating revenue by product

US$ million	2Q15	1Q15	2Q14
Metallurgical coal	137	129	196
Thermal coal	9	16	5
Total	146	145	201

Average sale price

US$/ metric ton	2Q15	1Q15	2Q14
Metallurgical coal	88.27	98.17	107.87
Thermal coal	54.55	62.26	68.49

Volume sold

'000 metric tons	2Q15	1Q15	2Q14
Metallurgical coal	1,552	1,314	1,817
Thermal coal	165	257	73
Total	1,717	1,571	1,890

Selected financial indicators - Coal

US$ million	2Q15	1Q15	2Q14
Net Revenues	146	145	200
Costs[1]	(186)	(186)	(302)
Expenses[1]	(44)	(70)	(41)
Pre-operating and stoppage expenses[1]	(12)	(12)	(9)
R&D expenses	(6)	(5)	(2)
Adjusted EBITDA	(102)	(128)	(154)
Depreciation and amortization	(48)	(23)	(14)
Adjusted EBIT	(150)	(151)	(168)
Adjusted EBIT margin (%)	(102.7)	(104.1)	(84.0)

[1] Net of depreciation and amortization

43

Fertilizer Nutrients Adjusted EBITDA for the Fertilizer business segment increased to US$ 163 million in 2Q15 from US$ 90 million in 1Q15. The increase of US$ 73 million from 1Q15 was mainly driven by lower costs29 (US$ 33 million), by higher sales volumes (US$23 million) and by lower expenses (US$ 15 million). Potash gross sales revenues totaled US$ 34 million in 2Q15, in line with the US$ 33 million recorded in 1Q15. Sales volumes increased from 91,000 t in 1Q15 to 102,000 t in 2Q15, whereas realized prices decreased from US$ 358.53/t in 1Q15 to US$ 333.33/t in 2Q15. Realized prices decreased alongside the reduction of the international potash prices. Phosphate products gross sales revenues totaled US$ 470 million in 2Q15, US$ 97 million higher than in 1Q15 as a result of higher sales volumes (US$ 85 million) and of higher realized prices (US$ 12 million). Nitrogen fertilizers gross sales revenues totaled US$ 94 million in 2Q15 vs. US$ 93 million in 1Q15. Slightly higher realized prices (US$ 2 million) were offset by slightly lower sales volumes (US$1 million). Fertilizer costs, net of depreciation, totaled US$ 369 million in 2Q15 (or US$ 441 million with depreciation charges), increasing US$ 32 million vs. 1Q15. After excluding the effects of higher volumes (US$ 65 million) and exchange rate variations (-US$ 12 million), costs decreased US$ 21 million. SG&A, net of depreciation, decreased to US$ 8 million in 2Q15 from US$ 12 million in 1Q15 driven by downsizing initiatives. R&D expenses totaled US$ 20 million in 2Q15, increasing 18% from the US$ 17 million recorded in 1Q15, mainly due to higher expenditures in the Kronau study project. Stoppage expenses totaled US$ 18 million in 2Q15, increasing US$ 4 million vs. 1Q15, mainly as a result of scheduled maintenance stoppages in 2Q15. Market outlook - Fertilizer Nutrients The fertilizer market remained unbalanced in 2Q15 with strong supply and still subdued demand. One of the main reasons for the underwhelming demand was a longer than expected rainy season in the northern hemisphere, especially in the US, which limited the period of fertilizers application. Demand was also impacted by lower agricultural commodities prices and the less favorable exchange rates of major importing countries such as Brazil and India, where purchases have been postponed. 29 After adjusting the effect of higher volumes 44

The phosphate market remained stable in 2Q15 compared to 1Q15. On the demand side, Brazilian agricultural producers continued to postpone purchases of fertilizers due to their high stock levels and the depressed outlook for agricultural commodities prices. In India, demand remained weak as buyers awaited for the strengthening of the Rupee and for the upcoming monsoon season, which usually sustain demand for fertilizers when rainfalls are not scanty. On the supply side, China continued to ship phosphate fertilizers, mostly MAP, to other markets, mainly to Latin America.

The potash market faced weaker demand in its main markets. Brazil, India and Southeast Asia countries are facing headwinds due to weaker exchange rates and lower agricultural commodities prices. Supply was also lower, mostly impacted by a strike which affected Israeli producers and a mine flooding in Russia. The reduction in supply was not enough to offset the slowdown in demand.

The nitrogen fertilizer market improved with prices edging up in 2Q15. Demand for urea increased with the need of fertilizers for the application season in the northern hemisphere despite the poor weather conditions in most of the USA agricultural regions. Urea supply increased on the back of higher Chinese exports due to weak seasonal Chinese domestic demand.

Looking ahead, Latin America fertilizer demand may strengthen in the short term with the next crop season, improving the outlook for most agricultural commodities prices.

Fertilizers COGS - 1Q15 x 2Q15

		Variance drivers			Total Variation	
US$ million	1Q15	Volume	Exchange rate	Others	1Q15 x 2Q15	2Q15
Personnel	45	11	(2)	(1)	8	53
Outsourced services and Materials	215	32	(5)	(4)	23	238
Energy (Electricity, fuel & gas)	40	5	(1)	1	5	45
Maintenance	11	7	(1)	-	6	17
Others	26	10	(3)	17	(9)	16
Total costs before depreciation and amortization	337	65	(12)	(21)	32	369
Depreciation	63	16	(3)	(4)	9	72
Total	400	81	(15)	(25)	41	441

45

VALE

Fertilizer nutrients business performance

Gross operating revenue by product

US$ million	2Q15	1Q15	2Q14
Potash	34	33	38
Phosphates	470	373	492
Nitrogen	94	93	102
Others	16	14	29
Total	614	513	661

Average sale price

US$/ metric ton	2Q15	1Q15	2Q14
Potash	333.33	358.53	358.49
Phosphates			
MAP	531.90	519.91	574.19
TSP	404.60	409.56	424.39
SSP	212.60	198.63	208.41
DCP	604.27	571.93	613.77
Phosphate rock	80.59	90.16	64.64
Nitrogen	625.93	612.01	625.77

Volume sold

'000 metric tons	2Q15	1Q15	2Q14
Potash	102	91	106
Phosphates			
MAP	207	259	208
TSP	230	84	232
SSP	523	267	622
DCP	98	124	129
Phosphate rock	881	732	789
Others phosphates	104	83	64
Nitrogen	150	152	163

Selected financial indicators - Fertilizer

US$ million	2Q15	1Q15	2Q14
Net Revenues	568	478	614
Costs[1]	(369)	(337)	(491)
Expenses[1]	2	(20)	(19)
Pre-operating and stoppage expenses[1]	(18)	(14)	(13)
R&D expenses	(20)	(17)	(19)
Adjusted EBITDA	163	90	72
Depreciation and amortization	(77)	(67)	(116)
Adjusted EBIT	86	23	(44)
Adjusted EBIT margin (%)	15.1	4.8	(7.2)

[1] Net of depreciation and amortization

46

FINANCIALINDICATORSOFNON-CONSOLIDATEDCOMPANIES For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/Investors/Quarterly results and reports/Financial statements - Vale. CONFERENCE CALL AND WEBCAST Vale will host two conference calls and webcasts on Thursday, July 30th. The first, in Portuguese (without translation), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time, 11:00 a.m. US Eastern Daylight Time, 4:00 p.m. British Standard Time, and 11:00 p.m. Hong Kong time. Dial in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001 Participants from the US: (1 888) 700-0802 Participants from other countries: (1 786) 924-6977 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001 Participants from USA: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of July 30th, 2015. This press release may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 47

ANNEX 1 – SIMPLIFIED FINANCIAL STATEMENTS

Income statement

US$ million	2Q15	1Q15	2Q14
Gross operating revenues	**7,084**	**6,358**	**10,079**
Taxes	(119)	(118)	(177)
Net operating revenue	**6,965**	**6,240**	**9,902**
Cost of goods sold	(5,186)	(5,168)	(6,081)
Gross profit	1,779	1,072	3,821
Gross margin (%)	25.5	17.2	38.6
Selling, general and administrative expenses	(159)	(195)	(237)
Research and development expenses	(118)	(119)	(160)
Pre-operating and stoppage expenses	(259)	(264)	(264)
Other operational expenses	(203)	46	(165)
Gain (loss) from sale of assets	(55)	193	-
Impairment of non-current assets	-	-	(774)
Operating profit	985	733	2,221
Financial revenues	30	68	72
Financial expenses	(215)	(219)	(983)
Gains (losses) on derivatives, net	235	(1,340)	368
Monetary and exchange variation	482	(3,019)	484
Equity income	218	(271)	244
Results on sale or write-off of investments from associates and joint ventures	79	18	(18)
Income (loss) before taxes	**1,814**	**(4,030)**	**2,388**
Current tax	(67)	(70)	(551)
Deferred tax	(118)	930	(452)
Net Earnings (loss) from continuing operations	**1,629**	**(3,170)**	**1,385**
Loss attributable to noncontrolling interest	46	52	43
Net earnings (attributable to the Company's stockholders)	**1,675**	**(3,118)**	**1,428**
Earnings (loss) per share (attributable to the Company's stockholders - US$)	0.33	(0.61)	0.28
Diluted earnings (loss) per share (attributable to the Company's stockholders - US$)	0.33	(0.61)	0.28

Equity income (loss) by business segment

US$ million	2Q15	%	1Q15	%	2Q14	%
Ferrous minerals	189	86.7	(142)	52.4	253	103.7
Coal	3	1.4	-	-	8	3.3
Base metals	(18)	(7.3)	(5)	1.8	(7)	(2.9)
Steel	14	6.4	(125)	46.1	(10)	(4.1)
Others	30	12.8	1	(0.4)	-	-
Total	218	100.0	(271)	100.0	244	100.0

48

Balance sheet

US$ million	6/30/2015	3/31/2015	6/30/2014
Assets			
Current assets	18,067	17,703	22,576
Cash and cash equivalents	3,158	3,684	7,065
Financial investments	106	1	-
Derivative financial instruments	244	189	229
Accounts receivable	2,788	2,291	4,170
Related parties	392	522	690
Inventories	4,429	4,064	4,986
Prepaid income taxes	1,147	1,284	1,015
Recoverable taxes	1,554	1,548	1,788
Others	642	740	1,874
Non-current assets held for sale and discontinued operation	3,607	3,380	759
Non-current assets	7,456	7,301	8,345
Related parties	**21**	**23**	**105**
Loans and financing agreements receivable	220	217	237
Judicial deposits	1,063	1,102	1,632
Recoverable income taxes	422	455	421
Deferred income taxes	4,300	4,374	4,390
Recoverable taxes	669	434	358
Derivative financial instruments	25	34	198
Others	736	662	1,004
Fixed assets	81,825	79,546	97,830
Total assets	107,348	104,550	128,751
Liabilities			
Current liabilities	10,359	10,026	9,528
Suppliers and contractors	3,832	3,429	3,727
Payroll and related charges	**526**	**526**	**1,027**
Derivative financial instruments	837	904	423
Loans and financing	3,190	3,195	1,801
Related parties	194	267	219
Income taxes settlement program	411	388	525
Taxes payable and royalties	391	471	592
Provision for income taxes	178	(171)	327
Employee postretirement obligations	77	68	103
Asset retirement obligations	114	124	162
Redeemable noncontrolling interest	140	-	-
Others	315	(339)	622
Liabilities directly associated with non-current assets held for sale and discontinued operations	154	144	-
Non-current liabilities	47,118	46,207	50,871
Derivative financial instruments	**2,285**	**2,496**	**954**
Loans and financing	26,583	25,292	28,061
Related parties	94	90	177
Employee postretirement obligations	2,061	2,121	2,042
Provisions for litigation	1,147	1,087	1,501
Income taxes settlement program	5,071	4,876	6,994
Deferred income taxes	3,089	3,099	3,363
Asset retirement obligations	3,033	2,888	2,709
Participative stockholders' debentures	852	1,165	2,182
Redeemable noncontrolling interest	-	196	284
Gold stream transaction	1,806	1,841	1,463
Others	1,097	1,056	1,141
Total liabilities	57,477	56,233	60,399
Stockholders' equity	49,871	48,317	68,352
Total liabilities and stockholders' equity	107,348	104,550	128,751

49

Cash flow

US$ million	2Q15	1Q15	2Q14
Cash flows from operating activities:			
Net income (loss) from operations	1,629	(3,170)	1,385
Adjustments to reconcile net income with cash provided by operating activities:			
Depreciation, depletion and amortization	987	1,035	901
Impairment	-	-	774
Loss on measurement or sales of non-current assets	(24)	(211)	-
Items of the financial result	(984)	3,818	(177)
Others	(68)	(1,222)	206
Variation of assets and liabilities			
Accounts receivable	(474)	817	(28)
Inventories	(89)	189	211
Suppliers and contractors	214	(387)	72
Payroll and related charges	(10)	(567)	205
Tax assets and liabilities, net	(354)	34	768
Goldstream transaction	-	532	-
Others	168	(337)	278
Net cash provided by operating activities	**995**	**531**	**4,595**
Cash flows from investing activities:			
Additions to investments	(36)	(10)	(76)
Acquisition of subsidiary	-	(90)	-
Additions to property, plant and equipment	(2,111)	(2,200)	(2,712)
Proceeds from disposal of assets and investments	454	107	317
Dividends and interest on capital received from joint ventures and associates	185	27	208
Proceeds from goldstream transaction	-	368	-
Others	72	114	149
Net cash used in investing activities	**(1,436)**	**(1,684)**	**(2,114)**
Cash flows from financing activities:			
Loans and financing			
Additions	1,542	1,342	10
Repayments	(585)	(301)	(237)
Payments to shareholders:			
Dividends and interest on capital attributed to shareholders	(1,000)	-	(2,100)
Dividends and interest on capital attributed to noncontrolling interest	(9)	(3)	-
Other transactions with noncontrolling interest	(40)	-	-
Net cash provided by (used in) financing activities	(92)	1,038	(2,327)
Increase (decrease) in cash and cash equivalents	(533)	(115)	154
Cash and cash equivalents in the beginning of the period	3,684	3,974	7,182
Effect of exchange rate changes on cash and cash equivalents	6	(175)	(271)
Cash and cash equivalents, end of period	**3,157**	**3,684**	**7,065**
Cash paid during the period for:			
Interest on loans and financing	(305)	(471)	(345)
Income taxes	(74)	(244)	(67)
Income taxes - settlement program	(103)	(106)	(128)
Derivatives received (paid), net	(102)	(657)	-
Non-cash transactions:			
Additions to property, plant and equipment - interest capitalization	177	196	178

50

ANNEX 2 – VOLUMES SOLD, PRICES AND MARGINS

Volume sold - Minerals and metals

'000 metric tons	2Q15	1Q15	2Q14
Iron ore fines	67,230	59,420	63,726
ROM	4,181	2,915	3,659
Pellets	12,231	11,255	9,504
Manganese ore	385	363	496
Ferroalloys	23	30	30
Thermal coal	165	257	73
Metallurgical coal	1,552	1,314	1,817
Nickel	67	68	67
Copper	97	98	76
Gold ('000 oz)	109	97	69
Silver ('000 oz)	405	610	368
PGMs ('000 oz)	149	144	117
Cobalt (metric ton)	930	1,009	649
Potash	102	91	106
Phosphates			
MAP	207	259	208
TSP	230	84	232
SSP	523	267	622
DCP	98	124	129
Phosphate rock	881	732	789
Others phosphates	104	83	64
Nitrogen	150	152	163

Average sale prices

US$/ton	2Q15	1Q15	2Q14
Iron ore fines CFR reference price (dmt)	61.50	58.20	103.90
Iron ore fines CFR/FOB realized price	50.62	46.01	84.60
ROM	8.85	10.98	18.86
Pellets	82.04	88.76	135.63
Manganese ore	83.12	112.95	127.02
Ferroalloys	1,260.87	1,300.00	1,966.67
Thermal coal	54.55	62.26	68.49
Metallurgical coal	88.27	98.17	107.87
Nickel	13,044.78	14,279.41	17,731.34
Copper	4,978.97	4,757.67	6,319.62
Platinum (US$/oz)	1,109.16	1,155.59	1,429.48
Gold (US$/oz)	1,174.49	1,163.08	1,270.71
Silver (US$/oz)	14.79	13.75	26.28
Cobalt (US$/lb)	10.73	9.10	13.28
Potash	333.33	358.53	358.49
Phosphates			
MAP	531.90	519.91	574.19
TSP	404.60	409.56	424.39
SSP	212.60	198.63	208.41
DCP	604.27	571.93	613.77
Phosphate rock	80.59	90.16	64.64

51

Operating margin by segment (EBIT adjusted margin) Ferrous minerals 26.7 13.7 43.2 Base metals (2.6) 12.2 12.8 ¹ excluding non-recurring effects 52 Fertilizer nutrients15.14.8(7.2) Total¹14.98.730.2 Coal(102.7)(104.1)(84.0) %2Q151Q152Q14

Annex 3 – reconciliation of IFRS and "NON-GAAP" information

(a) Adjusted EBIT[1]

US$ million	2Q15	1Q15	2Q14
Net operating revenues	6,965	6,240	9,902
COGS	(5,186)	(5,168)	(6,081)
SG&A	(159)	(195)	(237)
Research and development	(118)	(119)	(160)
Pre-operating and stoppage expenses	(259)	(264)	(264)
Other operational expenses	(203)	46	(165)
Adjusted EBIT	**1,040**	**540**	**2,995**

[1] Excluding non-recurring effects.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	2Q15	1Q15	2Q14
Adjusted EBITDA	**2,213**	**1,602**	**4,104**
Working capital:			
Accounts receivable	(474)	817	(28)
Inventories	(89)	189	211
Suppliers	214	(387)	72
Payroll and related charges	(10)	(567)	205
Gold stream transaction	-	532	-
Others	(129)	104	580
Adjustment for non-recurring items and other effects	(145)	(242)	(40)
Cash provided from operations	**1,580**	**2,048**	**5,104**
Income taxes paid - current	(74)	(244)	(67)
Income taxes paid - settlement program	(103)	(106)	(131)
Interest paid for third parties	(305)	(471)	(345)
Participative stockholders' debentures paid	-	(39)	(52)
Derivatives received (paid), net	(102)	(657)	86
Net cash provided by (used in) operating activities	**996**	**531**	**4,595**

(c) Net debt

Reconciliation between total debt and net debt

US$ million	2Q15	1Q15	2Q14
Total debt	29,773	28,487	30,257
Cash and cash equivalents	3,264	3,685	7,067
Net debt	26,509	24,802	23,190

53

(d) Total debt / LTM Adjusted EBITDA Total debt / LTM Adjusted EBITDA (x) 3.3 2.6 1.5 (e) LTM Adjusted EBITDA / LTM interest payments US$ million 2Q15 1Q15 2Q14 LTM adjusted EBITDA / LTM interest payments (x) 5.9 6.9 13.4 54 LTM operational profit / LTM interest payments (x)2.53.28.1 Total debt / LTM operational cash flow (x)5.33.12.1 US$ million2Q151Q152Q14

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 30, 2015		Rogerio T. Nogueira
Director of Investor Relations